Exhibit 99.82
News Release
Theratechnologies reports that the FDA will reschedule for administrative reasons the Advisory Committee meeting to review tesamorelin’s NDA
Montreal, Canada – January 25, 2010 – Theratechnologies (TSX:TH) today announced that the U.S. Food and Drug Administration (“FDA”) will reschedule its meeting of the Endocrinologic and Metabolic Drugs Advisory Committee to review Theratechnologies’ New Drug Application (“NDA”) for tesamorelin. Originally scheduled for Wednesday, February 24, 2010, the meeting will be rescheduled due to an administrative delay at the FDA. The FDA informed Theratechnologies that this delay is entirely procedural and is not related to the tesamorelin NDA. A new meeting date will be announced shortly in the Federal Register.
Theratechnologies submitted an NDA to the FDA on May 29, 2009, for tesamorelin, an analogue of the growth hormone releasing factor, proposed for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The FDA filed the NDA on August 12, 2009, which initiated a substantive review of the application. The Prescription Drug User Fee Act (“PDUFA”) date, which is the target date for the FDA to complete its review of tesamorelin’s NDA, is March 29, 2010.
About HIV-Associated Lipodystrophy
Several factors including a patient’s antiretroviral drug regimen and the HIV virus itself are thought to contribute to HIV-associated lipodystrophy, which is characterized by body composition changes, dyslipidemia and glucose intolerance. The changes in body composition include excess abdominal fat accumulation. There is currently no approved treatment available for the excess abdominal fat related to HIV-associated lipodystrophy, a condition that can stigmatize patients.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company with core expertise in peptide-based therapeutics. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor.
In late 2008, Theratechnologies completed its Phase 3 clinical program which was designed to evaluate tesamorelin in treating excess abdominal fat in HIV-infected patients with lipodystrophy. Theratechnologies signed a collaboration and licensing agreement with EMD Serono, Inc., for the commercialization of tesamorelin in the United States.
With a New Drug Application filed with the U.S. authorities in May 2009, Theratechnologies’ growth strategy is firmly focused on the development of tesamorelin in the United States and in other potential HIV-associated lipodystrophy markets, as well as through additional clinical programs for other medical conditions.
Contact:
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514 336-7800, ext. 205
communications@theratech.com
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com